Exhibit 2

CENTRAL NEWSPAPERS SIGNS AGREEMENT TO REPURCHASE 1.18 MILLION SHARES

INDIANAPOLIS, IN, April 14, 1997 - Central Newspapers, Inc. announced that it has signed a definitive agreement to repurchase 1,177,367 of its Class A common shares of $49.50 per share from the beneficiaries of the estate of Enid Goodrich. The $58 million transaction is expected to close by May 31, 1997.

Central Newspapers currently has approximately 26.3 million combined Class A and equivalent Class B shares outstanding.

Enid Goodrich, who died in 1996, was the wife of the late Pierre Goodrich, one of the early investors in Central Newspapers.

Central Newspapers is a media company that publishes daily, Sunday and weekly newspapers including The Arizona Republic, The Indianapolis Star, The Indianapolis News, Muncie Star Press, as well as smaller community papers in Indiana; The Alexandria Daily Town Talk in Louisiana, and High Technology Careers Magazine. It also organizes job fairs for the high-tech and service industries. Central Newspapers is the 10th largest publicly traded U.S. newspaper company in terms of circulation.